As filed with the Securities and Exchange Commission on April 13, 2011

Registration No. 333-172169

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 2 to Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ENER1, INC.
(Exact name of registrant as specified in its charter)

Florida	59-2479377
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1540 Broadway, Suite 25C
New York, New York 10036
(212) 920-3500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nicholas Brunero, Vice President and General Counsel
Ener1, Inc.
1540 Broadway, Suite 25C
New York, New York 10036
(212) 920-3500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:
David S. Song
Mazzeo Song & Bradham LLP
708 Third Avenue - 19th Floor
New York, New York 10017
(212) 599-0700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑
Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)
Common Stock, $0.01 par value	12,138,823	3.78	45,884,750.94	5,327.22

(1) The securities registered hereunder include 12,138,823 shares of common stock that are being registered for resale by holders of notes pursuant to which common stock is issuable.  In addition, pursuant to Rule 416 under the Securities Act, the shares of common stock being registered hereunder include such indeterminate number of shares as may be issuable as a result of stock splits, stock dividends or similar transactions.

(2)  The offering price is estimated solely for purposes of determining the registration fee and calculated in accordance with Rule 457(c) promulgated under the Securities Act based on average high and low prices per share of $3.85 and $3.71, respectively on February 4, 2011, as quoted by the NASDAQ Global Select Market.

(3) Previously paid.

EXPLANATORY NOTE

The registrant filed a Registration Statement on Form S-3 on February 11, 2011 and filed a Pre-Effective Amendment No. 1 to Form S-3 on March 25, 2011.  The registrant is filing this Pre-Effective Amendment No. 2 to Form S-3 solely to include additional filings in the Incorporation by Reference section of the prospectus.

________________________________________________________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

ENER1, INC.

12,138,823 Shares of Common Stock
Offered by Selling Shareholders

This prospectus relates to the disposition from time to time by the selling shareholders named in this prospectus of up to 12,138,823 shares of our common stock. We will not receive any proceeds from the sale, if any, of common stock by the selling shareholders.

The selling shareholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 23. The selling shareholders will bear all commissions and discounts, if any, attributable to the sale or disposition of the shares, or interests therein. We will bear all costs, expenses and fees in connection with the registration of the shares. We will not be paying any underwriting discounts or commissions in this offering.

Investing in our securities involves a high degree of risk.  Please carefully consider the information described under “Risk Factors” beginning on page 5 of this prospectus before making an investment decision.

Our common stock trades on the NASDAQ Global Select Market under the symbol “HEV”. On April 12, 2011, the last reported sale price of our common stock quoted by the NASDAQ Global Select Market was $2.66 per share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April 13, 2011

 TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	3
IMPORTANT INFORMATION REGARDING FORWARD-LOOKING INFORMATION	3
PROSPECTUS SUMMARY	3
RISK FACTORS	5
USE OF PROCEEDS	20
PRICE RANGE OF COMMON STOCK	20
PRIVATE PLACEMENT OF NOTES	21
SELLING SHAREHOLDERS	21
CAPITALIZATION	23
PLAN OF DISTRIBUTION	23
LEGAL MATTERS	25
EXPERTS	25
MATERIAL CHANGES	25
WHERE YOU CAN FIND MORE INFORMATION	25
INCORPORATION BY REFERENCE	26

You should rely only upon the information contained in, or incorporated by reference into, this document. We have not, and the selling shareholders have not, authorized any other person to provide you with different information. No other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this document is accurate only as of the date on the front cover of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the United States Securities and Exchange Commission (SEC) with respect to 12,138,823 shares of our common stock which may be offered and sold from time to time in one or more offerings by the selling shareholders named under “Selling Shareholders”.

We may add to or modify in a prospectus supplement any of the information contained in this prospectus or in the documents that we have incorporated into this prospectus by reference.  To the extent that any statement made in a prospectus supplement conflicts with statements made in this prospectus, the statements made in the prospectus supplement will be deemed to modify or supersede those made in this prospectus.

The rules of the SEC allow the Company to incorporate by reference certain information into this prospectus. See “Incorporation by Reference” for a description of the documents from which information is incorporated, and where you can get a copy of such documents.

You should read both this prospectus, especially the information discussed under “Risk Factors”, and any prospectus supplement together with the information described in this prospectus under “Where You Can Find More Information.”

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. All statements, other than statements of historical fact, including statements regarding our strategy, future operations, prospects, future financial position, future revenues, cash flow from operations, available cash, operating costs, capital and other expenditures, financing plans, capital structure, contractual obligations, legal proceedings and claims, future economic performance, management’s plans, goals and objectives for future operations and growth and markets for our planned products and stock, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have described important risk factors in the information included and incorporated by reference in this prospectus that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. See “Risk Factors” for more information.

You should consider the risk factors and other cautionary statements made in this prospectus and in the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in this prospectus and in the documents incorporated by reference. Unless specifically indicated, our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

PROSPECTUS SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus and in the documents incorporated by reference herein. It does not contain all the information that may be important to you. You should read carefully this prospectus and the documents incorporated by reference herein, before deciding to invest in our securities.

The Company

We design, develop and manufacture high-performance, prismatic, rechargeable, lithium-ion batteries and battery systems for energy storage use in the transportation, grid energy storage and consumer cell product markets. Our primary products for the transportation markets consist of battery solutions for hybrid electric vehicles (HEVs), plug-in hybrid electric vehicles (PHEVs), electric vehicles (EVs) and other vehicles such as trucks and buses. In May 2010, we commenced commercial production and shipment of lithium-ion battery packs for Think Global AS (“Think Global”) an EV manufacturer in Norway. We made strategic investments in Think Holdings AS (“Think Holdings”), a Norwegian limited liability company and the majority owner of Think Global in 2009 and 2010 and currently own 48% of its equity on a fully-diluted basis. We expect to begin shipping lithium-ion battery packs for the Volvo C30 EV in the second half of 2011.

In addition to solutions for the automotive industry, our lithium-ion battery chemistries and technologies offer advantages for storage applications in energy infrastructure, renewable energy, military, aerospace, industrial and other markets. We are currently delivering battery packs to customers for evaluation and testing in connection with grid storage applications, including the ITOCHU-sponsored Family Mart Green Crossover project. At our South Korean subsidiary, acquired in 2008, we continue to sell commercial lithium-ion batteries for products such as Motorola’s hand-held scanners.

On January 17, 2011, we entered into a joint venture agreement with Wanxiang EV CO. LTD (“Wanxiang”), the electric vehicle division of Wanxiang Group, to form a joint venture company (the “Joint Venture”) to design, manufacture, sell and service lithium-ion battery cells and lithium-ion battery packs, primarily in China, Hong Kong, Taiwan and Macau.   Wanxiang and Ener1 will initially own 60% and 40%, respectively, of the Joint Venture.  Although these percentages may change based on future equity contributions made by the parties or by any new investor in the Joint Venture, Wanxiang must always maintain at least a 51% equity stake in the Joint Venture.  Neither party may transfer its interest in the Joint Venture without the other party’s consent.  A new investor may not be brought in to the Joint Venture without the consent of both Wanxiang and Ener1.

In the grid energy storage markets, we are developing energy storage applications for utility grid and commercial applications. On October 29, 2010, a Supply Agreement (the “Supply Agreement”) entered into by Ener1 and Joint Stock Company “Mobile Gas Turbine Electric Powerplants,” a Russian corporation (“MGTES”), became binding and effective.  The Supply Agreement was entered into on October 6, 2010, but did not become binding and effective on both parties until October 29, 2010.  Under the Supply Agreement, Ener1 has agreed to manufacture and sell, and MGTES has agreed to purchase, certain lithium-ion battery units to be used by MGTES to power grid energy storage systems in Russia.  The total purchase price for the units is $40.0 million, the payment of which will be made in installments over a period of approximately two years, and each installment payment will be subject to the satisfaction of specified production, inspection and performance conditions.  Although we anticipate that the contract will be completed by the end of 2012, no assurances can be made that we will receive all installment payments in full or on a timely basis.

We manufacture and assemble lithium-ion batteries in the United States through our subsidiary EnerDel, Inc. and in South Korea through our subsidiary Ener1 Korea, Inc., formerly known as Enertech International, Inc., (“Ener1 Korea”) and are currently expanding production capacity of cells in both countries. In August 2009, we were awarded a grant of $118.5 million from the United States Department of Energy under the Automotive Battery Manufacturing Initiative (“ABMI”) to help finance our United States battery plant capacity expansion. We are reimbursed under the grant as we make equipment purchases, and we are required to match grant proceeds with an equal amount of our own funds. Using funds provided under the ABMI, we are currently in the process of expanding our production capacity in the State of Indiana. We expect our worldwide automotive production capacity will increase during 2011 to the equivalent of 900 EV packs per month as a result of our battery plant expansion.

We have also applied to the DOE for approximately $290.0 million of long-term low interest loans under the Advanced Technology Vehicle Manufacturing Incentives Program (“ATVM”) for further expansion of battery production capacity, and we are currently in negotiations on a term sheet in connection with this loan. Assuming the ATVM loan is granted to us, the ATVM loan program will require us to match every eighty cents of loan proceeds with twenty cents of our own investment. However, we will receive credit for invested capital in the project to date, which we estimate at $30 million.  The State of Indiana and local Indiana governments have also provided us approximately $80.0 million of grants and tax offsets to assist in our expansion plans.  With proceeds under the ATVM loan, if approved, and combined with the funds available to us under the ABMI program and the State of Indiana incentives, we plan to increase our domestic production capacity to an estimated manufacturing capacity of 120,000 equivalent EV battery packs per year.

We believe that a confluence of market forces and government policy initiatives may lead to a transition from oil-fueled vehicles and energy inefficient electricity production to electrified vehicles and efficient grid storage and energy management. Governments in Europe and in the United States have been encouraging HEV and EV manufacturing and purchases through incentive programs while discouraging vehicles with heavy gasoline usage. In 2007, the United States adopted a new Corporate Average Fuel Economy (“CAFE”) standard of 35 miles per gallon to be achieved by the year 2020. In April 2010, the Department of Transportation’s National Highway Traffic Safety Administration and the Environmental Protection Agency issued final rules establishing fuel economy standards that increase each year, reaching an estimated 34.1 miles per gallon for the combined industry-wide fleet for the 2016 model year. The European Economic Community adopted stringent carbon dioxide emissions standards of less than 130 grams per kilometer in 2010 and 95 grams by 2015. We believe that these standards and rules will likely require many automobile manufacturers to adopt some form of electrification of cars, trucks and buses. The transportation industry already has plans to introduce additional HEV, EV and PHEV models, the introduction of which is expected to increase the total number of electrified models available worldwide to approximately 120 by the end of 2012.

Our total assets for the fiscal year ended December 31, 2010 were approximately $396,544,000 and our net loss for fiscal year ended December 31, 2010 was approximately $68,848,000.

Corporate Information

We are a Florida corporation founded in 1985 and headquartered in New York, New York. Ener1 Group, Inc. and Bzinfin, S.A., the owner of Ener1 Group, collectively own approximately 49.3% of our outstanding common stock and, with warrants, beneficially own 57.3% of our fully-diluted shares outstanding.

Our principal executive offices are located at 1540 Broadway, Suite 25C, New York, New York 10036. Our telephone number is (212) 920-3500. Our website address is www.ener1.com. We have included our website address as an inactive textual reference only; the information contained on, or that can be accessed through, our website is not a part of this prospectus.

In this prospectus, “Ener1,” “the Company,” “we,” “us,” and “our” refer to Ener1, Inc. and its subsidiaries, and “Ener1 Group” refers to Ener1 Group, Inc., unless the context requires otherwise.

The Offering

Common Stock to be offered by the selling shareholders	12,138,823 shares (1)

Use of Proceeds	We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus

Nasdaq Global Market Symbol	HEV

(1)  Consists of shares of common stock issuable under certain notes issued pursuant to a Securities Purchase Agreement dated as of December 31, 2010 between the Company and the purchasers named in that agreement.  See “Private Placement of Notes.”

The selling shareholders named in this prospectus may offer and sell up to 12,138,823 shares of our common stock issuable under certain notes. Throughout this prospectus, when we refer to the shares of our common stock being registered on behalf of the selling shareholders, we are referring to the shares of common stock that may be issuable under certain notes sold in the private placement. When we refer to the selling shareholders in this prospectus, we are referring to the investors in the private placement who are named in this prospectus as the selling shareholders and, as applicable, any donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, or other non-sale related transfer.

Private Placement of Notes

The shares of common stock that are offered by the selling shareholders pursuant to this prospectus represent shares issuable under certain notes issued pursuant to a Securities Purchase Agreement dated as of December 31, 2010 between the Company and the purchasers named in that agreement.  See “Selling Shareholders” below.  Pursuant to the notes issued under the Securities Purchase Agreement, certain payments of principal and/or accrued but unpaid interest may be satisfied by the delivery of shares of common stock of the Company. Pursuant to a registration rights agreement dated as of December 31, 2010 between the parties to the Securities Purchase Agreement, we agreed to register for resale the maximum number of shares that may be issued under the notes, assuming a stock price of $2.29375.  For more information regarding this transaction, please see our Form 8-K filed with the SEC on January 3, 2011.

The issuance of the notes was exempt from registration under the Securities Act of 1933, as amended, pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(2) of and Regulation D promulgated under the Securities Act.

RISK FACTORS

Investing in our securities involves a high degree of risk. Prospective investors in an offering should carefully consider the risks described below together with all of the other information included or referred to in this prospectus before purchasing any of our securities. There are numerous and varied risks, known and unknown, that may prevent us from achieving our goals. The risks described below are not the only ones we will face. If any of these risks actually occur, our business, financial condition, results of operation and prospects may be materially and adversely affected. In such event, the trading price of our common stock could decline and investors in our securities could lose all or part of their investment.

We have an unproven business plan.

We have an unproven business plan and do not expect to be profitable for the next several years. We are developing technologies, products and services primarily related to lithium-ion batteries, and to a lesser extent, related to fuel cells and nanotechnology. Before investing in our securities, you should consider the challenges, expenses and difficulties that we will face as a company seeking to develop and manufacture new products.

We have a history of operating losses.

We have experienced net operating losses since 1997, and negative cash flows from operations since 1999.  Total net cash used in operations for the years ended December 31, 2010, 2009, and 2008 was $61.7 million, $40.7 million and $24.1 million, respectively. We expect that we will continue to incur net losses and negative operating cash flows for the foreseeable future and will require additional cash to fund our operations and implement our business plan during such time.

Our planned capital expenditures depend on the availability of funds under DOE grant and loan programs. We also will need to raise capital or borrow funds to fund our share of capital expenditures under both the grant and loan programs.

We have been formally awarded $118.5 million in funds under the DOE ABMI grant program. We also have a pending application under the DOE ATVM loan program for a loan of approximately $290 million. There is no assurance that the final DOE ATVM loan will be approved in full or in part, or that the terms and conditions for borrowing under the facility will be acceptable to us. If the loan is not approved or is approved in a substantially reduced dollar amount, our future expansion plans would have to be significantly curtailed and our near term prospects would be materially adversely affected.

The DOE ABMI grant requires that we match the grant award by spending one dollar on qualifying capital expenditures and other costs for every dollar reimbursed under the grant, and the loan program requires that recipients of any loans match the loan by spending $0.20 (twenty cents) on qualifying capital expenditures and other costs for every $0.80 (eighty cents) of loan proceeds received. We will need to raise debt or equity capital to fund our share of the capital expenditures under both the grant and, if we are included, under the loan program and raising equity capital may result in dilution to our shareholders. There is also no assurance that we will be able to choose the order of funds that we may receive under the grant or the loan. To the extent that funds must be drawn entirely under the grant first, we will be subject to a higher matching requirement and will need to raise debt or equity capital more quickly in the near future than if we are able to draw funds under the loan first. Access to both grant and loan funds will also be conditioned on our continued compliance with the terms and conditions of the grant and loan programs.  If we fail to comply with the terms and conditions of, and as a result lose access to, the grant and loan funds, this would affect our capacity expansion plans, which would, in turn, have a material adverse effect on our ability to develop our manufacturing capacity and expertise, sell our battery packs to new customers and grow our business.

We are beginning production in a new industry with new processes, and our future profitability is dependent upon achieving reductions in manufacturing costs and projected economies of scale from increasing manufacturing quantities. Failing to achieve such reductions in manufacturing costs and projected economies of scale could materially adversely affect our financial performance.

Since 2002, we have focused primarily on research and development. However, we are currently developing new battery products that will require high volume battery manufacturing processes and equipment. While we acquired a lithium-ion battery cell manufacturer in South Korea in 2008, we have limited experience manufacturing any of our planned products on a commercial basis. We do not know whether or when we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to manufacture our products in commercial quantities while meeting the quality, price, engineering, design and production standards required to successfully market our products. Our failure to develop such manufacturing processes and capabilities would have a material adverse effect on our business, financial condition, results of operations and prospects.

We are beginning volume production in South Korea and the United States of new products in a new industry in which there is not a significant production history. Historically, we have produced only the component parts for our battery packs in limited production quantities in our South Korean plant and for prototype and production packs in limited quantities in our United States plant. Our future profitability is, in part, dependent upon achieving increased savings from volume purchases of raw materials, achieving acceptable manufacturing yield and capitalizing on machinery efficiencies.

We expect the suppliers within our supply chain will experience a sharp increase in demand for their products.  As a result, we may not have reliable access to supplies that we require. There is no assurance that we will ever be in a position to realize any material, labor and machinery cost reductions associated with higher purchasing power and higher production levels. Failure to achieve these cost reductions could adversely impact our competitiveness and our financial results.

Viable markets for our products may never develop, may take longer to develop than we anticipate or may not be sustainable.

Our energy products and technologies target new and developing markets, and we do not know the extent to which these markets, including the market for EVs and HEVs, will develop. We currently have limited commercially developed products. If viable markets fail to develop or develop more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop our products and may be unable to achieve profitability. In addition, the development of a viable market for our products may be impacted by many factors which are partly or totally out of our control, including:

•	the cost competitiveness of our products;

•	consumer reluctance to try a new product;

•	consumer perceptions of our products’ safety;

•	regulatory requirements;

•	barriers to entry created by existing energy providers;

•	government funding of EV technologies; and

•	emergence of newer, more competitive technologies and products.

We will need additional capital to fund development and production activities, which may not be accessible on attractive terms or at all.

For the last several years, we have financed our operations and capital expenditures through the sale of our securities and by borrowing money. Our ability to obtain additional financing will be subject to a number of factors, including the development of the market for HEVs and EVs, commercial acceptance of our products, our operating performance, the terms of our existing indebtedness and the credit and capital markets. We cannot assure you that we will be able to raise additional funds on terms favorable to us or at all. If we raise additional funds through the sale of equity or convertible debt securities, the ownership percentage of our then existing shareholders will be reduced and the percentage of our outstanding common stock to which our convertible securities are convertible will be reduced. In addition, any such transaction may dilute the value of our common stock and other debt or equity securities. We may have to issue securities that have rights, preferences and privileges senior to our common stock. The terms of any additional indebtedness may include restrictive financial and operating covenants that would limit our ability to compete and expand or limit our flexibility in paying our indebtedness.

Both the credit and capital markets have experienced extreme volatility in recent periods. Credit markets have remained generally illiquid despite injections of capital by the United States and foreign governments. Banks and other lenders, such as true equipment leasing companies, have significantly increased credit requirements and reduced financing available to borrowers. In the capital markets, institutional investors have experienced large losses resulting in reductions of and restrictions on funds available for investment. As a result, the market for offerings of our debt and equity securities may be limited.

Our ability to obtain financing from the ATVM loan program and government grants is subject to the availability of funds under the applicable government programs as well as the approval of our applications to participate in such programs. We cannot assure you that our efforts to obtain such funds from these government sources will be successful.

If we do not obtain adequate short-term working capital and permanent financing, whether through credit or capital markets or through government programs, we would have to curtail our development and production activities and adopt an alternative operating model to continue as a going concern. Our failure to obtain any required future financing would materially and adversely affect our business, our financial condition and our prospects.

Our future growth is dependent upon consumers’ willingness to adopt electric vehicles.

Our growth is highly dependent upon the adoption by consumers of EVs. If the market for EVs does not develop as we anticipate or develops more slowly than we expect, our business, operating results, financial condition and prospects will be harmed. The market for EVs is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. Factors that influence the rate at which consumers adopt EVs include:

•
perceptions about EV quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of EVs and/or lithium-ion battery packs;

•	the limited range over which EVs may be driven on a single battery charge;

•	the decline of an EV’s range resulting from deterioration over time in the battery’s ability to hold a charge;

•	concerns about electric grid capacity and reliability, including access to charging stations;

•	improvements in the fuel economy of the internal combustion engine;

•	the environmental consciousness of consumers;

•	volatility in the cost of oil and gasoline; and

•	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy.

The influence of any of the factors described above may cause current or potential consumers not to purchase EVs, which would materially adversely affect our business, operating results, financial condition and prospects.

We depend on a limited number of customers, including Think Global, Motorola, and MGTES, for a significant portion of our revenue, and the loss of our most significant or several of our smaller customers would materially adversely affect our business and results of operation, and we may not be able to obtain contractual commitments for minimum volume orders with respect to the sale of our products.

A significant portion of our revenue is currently, and we expect will continue to be, generated from a limited number of customers.  Sales to Motorola have represented a significant portion of our small pack revenue in the past.  Sales to Think Global have represented nearly all of our automotive revenue in the past, and in January 2011 we temporarily stopped shipping battery packs to Think Global at their direction until the company rebalanced its overall inventory levels for the Think City in Europe and in the United States.  Additionally, sales to MGTES represent a significant portion of our total revenue for the foreseeable future. In October 2010, we entered into a supply agreement with MGTES to provide lithium-ion battery units to power grid energy storage systems in Russia.  A delay in providing products to MGTES would adversely affect our 2011 and 2012 revenues and profitability and would have a material adverse affect on our business, and would further potentially subject us to liquidated damages under the supply agreement for failure to deliver product in a timely manner.  Although the composition of our customer base will vary from period to period, we expect that most of our revenue will continue, for the foreseeable future, to come from a relatively small number of customers.

In addition, our contracts with our customers do not include long-term commitments or minimum volumes that ensure future sales of our products. Consequently, our financial results may fluctuate significantly from period-to-period based on the actions of one or more of our significant customers. A customer may take actions that affect us for reasons that we cannot anticipate or control, such as reasons related to the customer’s financial condition, changes in the customer’s business strategy or operations, the introduction of alternative or competing products or as the result of the perceived quality or cost-effectiveness of our products. Our agreements with our customers may be cancelled if we fail to meet certain product specifications or materially breach the agreement or for reasons outside of our control. In addition, our customers may seek to renegotiate the terms of current agreements or renewals. The loss of or a reduction in sales or anticipated sales to our most significant or several of our smaller customers could have a material adverse effect on our business, operating results, financial condition and prospects.

Our investment in Think Holdings and our dependence on Think Global as an automotive customer could materially adversely affect our profitability and business.

We entered into an amended Supply Agreement with Think Global to supply lithium-ion battery packs for the Think City EV commencing in 2010. We are also a significant investor in Think Holdings, which is the majority owner of Think Global.  In January 2011, we temporarily stopped shipping battery packs to Think Global at their direction until the company rebalances its overall inventory levels for the Think City in Europe and the United States.  We cannot assure you when we will recommence shipments to Think Global.  We will not recognize further revenue from sales to Think Global until they recommence production of Think City.   This temporary cessation of shipments, any other delay in the delivery of battery packs to Think Global or delays in Think Global’s start-up plans and financing activities, would adversely affect our expected 2011 and 2012 revenues and profitability, based on the percentage of automotive sales anticipated to be from Think Global, and could have a material adverse effect on our business and our investment in Think Holdings. Think Global, in its corporate history, has been through insolvency proceedings on three separate occasions, including most recently in 2009. Think Global is increasing production and entering new markets and faces the risks associated with the launch of a new vehicle, including achieving production levels, managing production costs, managing their supply chain, financing the costs associated with increased production levels and higher working capital requirements, gaining consumer acceptance, delivering vehicles on time, servicing new customers, satisfying warranty claims and other issues related to manufacturing, selling and servicing automobiles. As a result of the above operational and profitability challenges Think Global and Think Holdings have been facing, and we expect may continue to face, we are exposed to these risks indirectly through our current ownership in Think Holdings. If we were required to consolidate the results of Think Holdings into our own financial results and financial statements, we would face these risks and the negative financial results of Think Holdings directly. In addition, any revenue we derive from sales to Think Global would be eliminated in the process of consolidating their financial results with ours. Think Holdings and Think Global also face many of the same (or similar) risks as we do, including, among others, transportation industry-related risks, manufacturing-related risks and risks associated with the need for additional financing, and which are contained in these risk factors.

The consolidation of Think Holdings’ financial statements with our own could materially adversely affect our ability to raise capital.

We having voting interest in Think Holdings of approximately 48% and own approximately 43% of their outstanding equity securities. We currently have approximately $14.3 million in outstanding receivables under the Think Supply Agreement. Although there remains a possibility that we may receive cash in payment of these outstanding receivables, we currently expect to accept additional equity in Think Holdings for at least a portion of these receivables. Accepting equity for payment of these receivables, based on our current ownership of Think Holdings and without our ownership being diluted by possible future investments in Think Holdings, could cause us to become the majority shareholder of Think Holdings and require us, under generally accepted accounting principles in the United States (US GAAP), to consolidate Think Holdings’ operating results with our own. We have also made several loans to Think Holdings totaling $17.1 million, including accrued interest, which loans begin to mature on March 31, 2011. Similar to our outstanding receivables under the Supply Agreement, there is the possibility that we may accept equity rather than cash as repayment of these loans, which would increase our ownership in Think Holdings and could cause us to become the majority shareholder of Think Holdings and require consolidation. Upon becoming the majority shareholder of Think Holdings, we may be required to file with our SEC reports audited historical financial statements for Think Holdings, and we will be required to consolidate Think Holdings’ operating results with our own in our financial statements as of and for periods following the date we become the majority stockholder of Think Holdings. Think Holdings does not currently report its financial results in accordance with US GAAP and we cannot assure you that we will be able to disclose on a timely basis as required under the securities laws any historical financial statements of Think Holdings or our consolidated results of operations for future periods. If we are unable to report Think Holdings’ historical financial statements or our consolidated financial statements for future periods in a timely manner as required under the securities laws, we would be unable to raise additional capital through registered public securities offerings and we may be unable to raise capital through private or unregistered sales of our securities. The inability to raise capital through the public and private markets would have a material adverse effect on our financial condition and our ability to implement our business plans. In addition, if we are not able to make filings required under the Exchange Act on a timely basis, we may not be able to pay the principal and interest due on our senior unsecured notes with shares of Ener1 common stock, and may be required to make such payments in cash instead, which could materially adversely affect our liquidity and financial condition.

If we become the majority shareholder of Think Holdings, we may have to devote a significant amount of time, management and financial resources to successfully integrate Think Holdings’ financial and accounting systems with our existing systems, and we may be unable to do so in a timely and non-disruptive manner.

If Think Holdings becomes our subsidiary and we or our independent registered public accounting firm are not able to provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, the stock price for our common stock and our ability to raise capital through sales of our securities could be materially adversely affected.

If Think Holdings becomes a subsidiary of Ener1, we will be required to certify to and report on, and our independent registered public accounting firm will be required to attest to, the effectiveness of its internal control over financial reporting in our SEC filings for periods after Think Holdings becomes our subsidiary.  Think Holdings and its subsidiaries have not previously been subject to the requirements of Section 404 or 302 of the Sarbanes-Oxley Act of 2002, as amended, and the rules promulgated thereunder by the SEC.  We may have to devote considerable resources, including management’s time and other internal resources, to seek to ensure that Think Holdings’ internal control over financial reporting complies with regulatory requirements relating to internal control and the preparation of financial statements.  If we cannot favorably assess the effectiveness of our internal control over financial reporting, or our independent registered public accounting firm is unable to provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of the our common stock could be materially adversely affected.  If Think Holdings becomes our subsidiary, any failure to implement and maintain the effectiveness of its internal control over financial reporting could cause the reliability of our financial statements to be impaired and could also cause us to fail to meet our reporting obligations under applicable law.  Either or both of these events could cause investor confidence and, in turn, the market price of our common stock, to be materially adversely affected and have a material adverse effect on our ability to raise additional capital through sales of our equity or debt securities.

We are expanding our equipment production capacity worldwide and are subject to all of the risks associated with purchasing, installing and efficiently operating new equipment as well as achieving production economies from projected increased efficiencies.

We have begun purchasing new equipment, which purchases are partially funded by grants from the DOE to increase our production capacity in the United States. Risk of noncompliance with DOE protocols would delay or eliminate reimbursement of certain costs. If we fail to comply with DOE protocols, we may have to repay the DOE for funds that were granted to us or return assets acquired by us with DOE funds. During the next several years we expect to purchase a substantial amount of equipment and to increase our production capacity correspondingly. Both the equipment procurement process and the installation and integration of the equipment into our facilities are potentially subject to delays. Achieving rated capacity levels with such equipment is subject to additional risks, and the equipment may never reach its projected capacity. Some of the assembly equipment that is scheduled for installation was designed by our engineers and manufactured by independent equipment manufacturers, and achieving projected machine efficiencies is dependent upon the equipment operating as designed. In addition, our competitors may purchase equipment similar or identical to the equipment we plan to purchase, and to the extent there is increased demand for such equipment, there may be shortages of or delays in receiving equipment which in turn could result in delays in our production schedules. Delays in the start-up of production could adversely impact our reputation and financial results. Delays in production deliveries also could adversely impact the financial results of our customers because of delays in the delivery of vehicles to their customers. Failure to reach projected machine efficiencies could result in higher production costs than planned and consequently could have a material adverse impact on our financial results.

Our financial results may vary significantly from period-to-period due to long and unpredictable sales cycles for some of our products and the cyclical nature of certain end-markets into which we sell our products, which may in turn lead to volatility in our stock price.

The amount and timing of our revenue recognition from sales to our customers is difficult to predict and is market dependent. We are often required to invest significant time to educate our customers about the use and benefits of our products, including their technical and performance characteristics. Customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle for us, typically many months. In some markets, such as the transportation market, there is usually a significant lag time between the design phase and commercial production. We spend substantial amounts of time and money on our sales efforts and there is no assurance that these investments will produce any sales within expected time frames or at all. Given the potentially large size of battery development and supply contracts, the loss of or delay in the signing of a contract or a customer order could significantly reduce our revenue in any given period. Since most of our operating and capital expenses are incurred based on the estimated number of design wins and their timing, they are difficult to adjust in the short term. As a result, if our revenue falls below our expectations or is delayed in any given period, we may not be able to reduce proportionately our operating expenses or manufacturing costs for that period and any reduction of manufacturing capacity could have long-term implications on our ability to accommodate future demand.

In addition, since our batteries and battery systems are incorporated into our customers’ products for sale into their respective end-markets, our business is exposed to the cyclical demand that may characterize some of our customers’ own product sales. Because many of our expenses are based on anticipated levels of annual revenue, our business and operating results could also suffer if we do not achieve revenue consistent with our expectations in relation to this seasonal demand.

As a result of these factors, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time.

Oil prices are extremely volatile and trends to convert to electric and hybrid electric vehicles may be adversely affected by any perceived or actual significant reduction in gasoline prices.

Oil and gasoline prices have been extremely volatile and the possibility of continuing volatility is expected to persist. Decreases in gasoline prices lower the perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. Lower oil prices also result in a decrease to the cost of existing energy technologies, making them more competitive with alternative products such as lithium-ion batteries. If oil prices decline, or are expected to decline, the demand for HEVs and EVs may decrease, which would have a material adverse effect on our business.

Problems in our manufacturing and assembly processes could limit our ability to produce sufficient batteries to meet the demands of our customers.

Regardless of the process technology used, the manufacturing and assembly of safe, high-power batteries and battery systems is a highly complex process that requires extreme precision and quality control throughout a number of production stages. Any defects in battery packaging, impurities in the electrode materials used, contamination of the manufacturing environment, incorrect welding, excess moisture, equipment failure or other difficulties in the manufacturing process could cause batteries to fail to meet specifications and be rejected by our customers or fail in performance, thereby reducing yields, increasing the chance of product liability claims and affecting our ability to meet customer expectations.  As we scale up our production capacity, we may experience production problems that may limit our ability to produce a sufficient number of batteries to meet the demands of our customers. If these or other production problems occur and we are unable to resolve them in a timely fashion, our business could suffer and our reputation may be harmed.

We may provide warranty coverage and product recall coverage for some of our products, and we do not have significant experience in projecting possible warranty or recall claims and costs. If warranty or recall claims are significantly higher than our initial projections, our financial results would be adversely affected.

We are seeking to sell new products in a new industry that does not have significant history of product use.  We have not tested large numbers of batteries and packs for extended periods of time.  We provide warranty coverage in connection with certain automotive battery pack sales and we expect to provide warranty coverage in connection with grid storage battery pack sales, which warranty coverage typically ranges from three to five years and includes warranties that our product complies with the agreed upon specifications developed with the end-user, warranties that there are no defects in our products and workmanship, and warranties that our product will maintain a specified power capacity during the life of the product. We may also be required to provide product recall coverage.  These and other customer protection provisions, such as return rights, could delay our recognition of revenue. We have and will continue to establish warranty reserves in our accounts based upon our expected warranty claims, but there is no assurance that these reserves will be sufficient. Our financial results could consequently vary based upon actual experience relative to how we account for any expected warranty claims. Furthermore, a significant warranty claim or product recall would likely materially adversely affect our financial results and diminish our goodwill with customers.

We face high levels of competition and may be unable to compete successfully.

The markets in which we intend to market and sell our products are highly competitive. A number of competitors located in Asia, the United States and elsewhere, including Sanyo Electric Co., Ltd., NEC Corporation, Johnson Controls, Inc., Compact Power, Inc., Dow Kokam and A123 Systems, Inc., are developing and planning to manufacture battery cell technologies and other energy products that compete with our technologies and planned products. We also face competition from companies that are focused on traditional energy sources, such as oil and natural gas, as well as those that develop alternative energy technologies such as solar power, wind power, ethanol and biofuels. We will need to develop commercially viable products for our business to be successful.

The developers of traditional and alternative energy technologies include, among others, major electric, oil, chemical, natural gas, battery, generator and specialized electronics firms, as well as universities, research institutions and foreign government-sponsored companies. Many of these entities have substantially greater financial, research and development, manufacturing and marketing resources than we do. A significant amount of public and private funding is directed toward the development of traditional and alternative energy generation, distribution and storage. The resulting technologies may render some of our planned products less attractive or obsolete, or our competitors may be able to offer comparable products at better prices.

We may never complete the research and development of commercially viable products that are in our product pipeline. The current market for lithium-ion batteries may undergo significant change.

We are developing a number of products that involve new technologies. While we have completed the development of a lithium-ion battery pack for an EV and a prototype of our lithium-ion battery pack for HEVs, we continue to work on other projects which are in various stages of development, including testing new lithium-ion chemistries for automotive, truck, bus, stationary power, military and other applications. We do not know when or whether we will successfully complete research and development of these products. If we are unable to develop commercially viable products, we will not be able to generate sufficient revenue to become profitable or sustain our business model. In addition, while we are conducting tests to predict the overall life of our products, we may not have tested our products over their projected useful lives prior to the commencement of large-scale commercialization. As a result, we cannot be sure that our products will last as long as predicted, and, if they do not, we may incur liability under warranty claims and diminished goodwill with customers.

The market for advanced rechargeable batteries is at a relatively early stage of development, and the extent to which our lithium-ion batteries will be able to meet our customers’ requirements and achieve significant market acceptance is uncertain. Rapid and ongoing changes in technology and product standards could quickly render our products less competitive or even obsolete if we fail to continue to improve the performance of our battery chemistries and systems. Other companies that are seeking to enhance traditional battery technologies have recently introduced or are currently developing batteries based on other emerging technologies. These competitors are engaged in significant development work on these various battery systems. One or more new, higher energy rechargeable battery technologies could be introduced which could be directly competitive with, or superior to, our technology. The capabilities of many of these competing technologies have improved over the past several years. Competing technologies that outperform our batteries could be developed and successfully introduced, and as a result, there is a risk that our products may not be able to compete effectively in our target markets. If our battery technology is not adopted by our customers, or if our battery technology does not meet industry requirements for power and energy storage capacity in an efficient and safe design, our batteries may not gain market acceptance.

We intend to offer lithium-ion batteries to the automotive industry, which is a very competitive and cost focused industry. We have limited automotive industry experience.

Supplying lithium-ion batteries to the automotive industry carries significant risks. We compete against much larger suppliers that have greater financial, marketing and other resources; more experience in low cost, high-volume manufacturing operations; existing relationships with automotive purchasing and engineering development departments; and increased ability to take advantage of economies of scale in purchasing raw materials. The automotive industry is extremely competitive and competition to supply vehicle components to manufacturers focuses on the power, energy, cost, weight and size of such components. The ability of domestic automobile manufacturers to adopt new battery technologies will depend on many factors outside our control, including their ability to develop related vehicle platforms. If the industry does not accept lithium-ion battery technology, or if our lithium-ion batteries do not meet industry requirements for battery power, energy, cost, weight, size and other characteristics, our batteries will not gain market acceptance and/or our primary business strategy will not be successful.

We may not be able to protect the intellectual property upon which we depend and we could incur substantial costs defending against claims that our products infringe on the proprietary rights of others.

As of December 31, 2010, we had 45 United States issued patents and 34 foreign issued patents. Our ability to compete effectively will depend, in part, on our ability to protect our proprietary technologies, systems designs and manufacturing processes. While we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be completely successful in doing so. We rely on patents, trademarks, and policies and procedures related to confidentiality to protect our intellectual property. However, some of our intellectual property is not covered by any patents or patent applications. Moreover, we do not know whether any of our pending patent applications will issue or, in the case of patents issued or to be issued, that the claims allowed are or will be sufficient to protect our technology or processes. Even if all of our patent applications are issued, our patents may be challenged or invalidated. Patent applications filed in foreign countries may be subject to laws, rules and procedures that are substantially different from those of the United States, and any resulting foreign patents may be difficult and expensive to enforce. In addition, we do not know whether the United States Patent & Trademark Office will grant federal registrations based on our pending trademark applications. Even if federal registrations are granted to us, our trademark rights may be challenged. It is possible that our competitors or others will adopt trademarks similar to ours, thereby impeding our ability to maintain our brand identity and possibly leading to customer confusion.

Asserting, defending and maintaining our intellectual property rights could be difficult and costly and a failure to do so may diminish our ability to compete effectively and may harm our operating results. We may need to pursue legal action to enforce our intellectual property rights, to protect our trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. If third parties prepare and file applications for trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings to determine priority of rights to the trademark. Similarly, competitors may have filed applications for patents, may have received patents and may obtain additional patents and proprietary rights relating to products or technology that block or compete with ours. We may have to participate in interference proceedings to determine the priority of invention and the right to a patent for the technology. Litigation and interference proceedings, even if they are successful, are expensive to pursue and time consuming and could require the expenditure of a substantial amount of our financial resources. If we are found to infringe third-party proprietary rights, we could be required to pay substantial royalties and/or damages, or be enjoined from selling our products. We do not know whether we will be able to obtain licenses to use the intellectual property at issue on acceptable terms, if at all. Failure to obtain needed licenses could delay or prevent the development, manufacture or sale of our products and could require the expenditure of significant resources to develop or acquire non-infringing intellectual property.

We rely, in part, on contractual provisions to protect our trade secrets and proprietary knowledge.

Confidentiality agreements to which we are party may be breached, in which case we may not have adequate remedies. Our trade secrets and proprietary information may become publicly available without breach of such agreements or may be independently developed by competitors. Our inability to maintain the proprietary nature of our technology and processes could allow our competitors to limit or eliminate any competitive advantages we may have.

Our principal shareholders have substantial control over our affairs.

Ener1 Group and Bzinfin are affiliated entities that as of December 31, 2010, own 49.3% of our outstanding common stock (and 57.3% if these entities exercised all of the warrants they own). A principal of the two entities is also a member of our Board of Directors.  Our Chief Executive Officer, also a member of our Board of Directors, is a board  member and chief executive officer of Ener1 Group.  He also has options to acquire up to 10% ownership of Ener1 Group.  Ener1 Group and Bzinfin have the ability to effectively control all matters submitted to a vote of the shareholders of Ener1, including increases of authorized shares of the Company, the election and removal of directors and any decision regarding any potential merger, consolidation or sale of all or substantially all of our assets. In addition, Ener1 Group and Bzinfin, through their combined ability to elect a majority of the members of our Board of Directors, may dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing an increase in the Company’s authorized shares or a change in control or impeding a merger, consolidation, takeover or other business combination which other shareholders may view favorably.

Lithium-ion battery cells have been observed to catch fire or vent smoke and flames, and these occurrences may subject us to litigation, disrupt our operations or harm our reputation.

Batteries contain chemicals including acid-based electrolytes that, if improperly packaged, used, charged or discharged, could result in serious injuries and damage to property from fire or otherwise. On occasion, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials.  If this occurs within our batteries, we may incur significant liability.  For example, a claim was brought against Ener1 Korea for damages resulting from a battery that was allegedly packaged improperly and subsequently caught fire. Although we did not package the battery in question, the court concluded that we were liable for damages, and it is possible that we may become subject to future claims for damages caused by our batteries, whether or not the cause of such damages were our responsibility or the responsibility of third-party manufacturers and packagers. Regardless of the merits of any claims, we cannot predict when such claims may be brought against us and whether such claims will lead to costly litigation. In addition, highly publicized incidents of laptop computer and cell phone batteries bursting into flames have focused consumer attention on the safety of these lithium-ion battery cells. These events have also raised questions about the suitability of lithium-ion cells for automotive applications. To address these questions and concerns, a number of cell manufacturers are pursuing alternative lithium-ion battery cell chemistries and formulations to improve safety; we cannot assure you that these measures will be effective to address any public safety concerns regarding the use of lithium-ion cells.

While we have tested our batteries and subjected them to damage-inducing treatments such as high temperatures, vibrations, overcharging, crushing or puncturing, in order to assess our battery pack’s response to deliberate and sometimes destructive abuse, there is no assurance that a failure of our battery packs will not occur.  Any such failure could lead to property damage, personal injury or death and may subject us to lawsuits or other regulatory proceedings.

In addition, we expect to store a significant number of lithium-ion cells at our manufacturing facilities. Any mishandling of battery cells in the production process may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, there is no assurance that a safety issue or fire related to battery cells would not disrupt our operations. Such damage or injury would likely lead to adverse publicity and potentially a safety recall. The manufacture and use of batteries could also result in product liability claims. Our product liability insurance may not necessarily cover each claim and may not be adequate to protect us from potential liability claims. We also may have exposure to possible third-party claims that our batteries have caused damages to other products or caused serious injuries.

The industry could be harmed from negative publicity if serious accidents are attributable to battery products regardless of whose battery product was involved. Such damage or adverse publicity would negatively affect our brand and harm our business, operating results, financial condition and prospects.

We are subject to financial and reputational risks due to product recalls resulting from product quality and liability issues.

The risk of product recalls, and associated adverse publicity, is inherent in the development, manufacture, marketing and sale of batteries and battery systems as it is a new and unproven technology. Our products and the products of third parties in which our products are a component are becoming increasingly sophisticated and complicated as rapid advancements in technologies occur and as demand increases for lighter and more powerful rechargeable batteries. At the same time, product quality and liability issues present significant risks. Product quality and liability issues may affect not only our own products but also the third-party products in which our batteries and battery systems are a component. Our efforts and the efforts of our development partners to maintain product quality may not be successful, and if they are not, we may incur expenses in connection with, for example, product recalls and lawsuits, and our brand image and reputation may suffer. Any product recall or lawsuit seeking significant monetary damages could have a material adverse effect on our business and financial condition. A product recall could generate substantial negative publicity about our products and business, could interfere with our manufacturing plans and product delivery obligations as we seek to replace or repair affected products or could inhibit or prevent commercialization of other future product candidates. Although we may have limited product liability insurance with respect to certain of our products, not all of our products are covered under product recall insurance policies and we do not have insurance sufficient to cover the costs associated with a product recall and the expenses we would incur in connection with a product recall could have a material adverse affect on our operating results.

We rely on third parties to develop and provide key materials and components for our products.

We rely on third-party suppliers to develop and supply key materials and components for our products. If those suppliers fail to develop and supply these materials and components in a timely manner or at all, fail to develop or supply materials and components that meet our quality, quantity or cost requirements, or the supply of materials and components is interrupted for any reason, and we are unable to obtain substitute sources of these materials and components on a timely basis or on terms acceptable to us, we may not be able to manufacture our products. In addition, we may be unable to obtain substitute sources of these materials and components to the extent our suppliers use technology or manufacturing processes that are proprietary, and in some instances, we rely on a single supplier for materials. We do not know when or whether we will secure long-term supply relationships with any suppliers or whether such relationships will be on costs and terms that will allow us to achieve our objectives. Our business, prospects, results of operations and financial condition could be harmed if we fail to secure long-term relationships with entities that will supply the required components for our battery and energy related products. If we experience a rapid increase in demand for our battery products, we could face short term supply issues on key materials and components of our battery systems.

Demand for raw materials may affect future prices and availability of raw materials that we use.

The demand for raw materials that we use, including without limitation lithium, may increase as the projected demand for HEVs and EVs increases which in turn could lead to higher prices for our raw materials. Global supply disruptions caused by political or other dislocations could also lead to shortages and higher prices. In many cases, we rely on a single supplier for materials and we may not have agreements in place guaranteeing the supply of materials to us or guaranteeing that we may obtain such materials on commercially reasonable terms.  The inability to acquire raw materials on commercially reasonable terms, or at all, would prevent, delay and/or increase the cost of manufacturing our products and result in a significant adverse effect on our profitability and our operations.

Declines in product prices may adversely affect our financial results.

Our business is subject to intense price competition worldwide, which makes it difficult for us to maintain product prices and achieve profits. Such intense price competition may adversely affect our ability to achieve profitability, especially during periods of decreased demand. In addition, because of their purchasing size, our larger automotive customers can influence market participants to compete on price terms. If we are not able to offset pricing reductions resulting from these pressures by improved operating efficiencies and reduced expenditures, those pricing reductions may have an adverse impact on our business.

Failure of our planned products to pass testing would negatively impact demand for our planned products.

We may encounter difficulties and delays during testing of our planned products for a number of reasons, including the failure of our technology or the technology of third parties. Testing of our products occurs at various stages, including tests at the prototype stage and tests for production products, such as crash-tests by automobile companies.   The requirements of these tests and many of these potential problems and delays are beyond our control. Any problem or perceived problem with test results for our planned products would materially harm our reputation and impair market acceptance of, and demand for, any of our products.

We face risks associated with our plans to market, distribute and service our products internationally.

We have limited experience developing, manufacturing and distributing products for sale either domestically or internationally. Our success in international markets will depend, in part, on our ability to secure relationships with foreign sub-distributors and to manufacture products that meet foreign regulatory and commercial standards. International operations are subject to other inherent risks, including potential difficulties in enforcing contractual obligations and intellectual property rights in foreign countries (such as China and Russia) and fluctuations in currency exchange rates.

Our substantial international operations subject us to a number of risks, including unfavorable political, regulatory, labor and tax conditions.

We have significant manufacturing facilities and operations in South Korea, we are expanding our presence in China through our joint venture with Wanxiang and we are in the process of expanding our business in Russian and Europe through growth in our customer relationships. These activities are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. In addition, we expect to sell a significant portion of our products to customers located outside the United States. Risks inherent to international operations and sales, include, but are not limited to, the following:

•	exposure to violations of the Foreign Corrupt Practices Act of 1977, as amended;

•	difficulty in enforcing agreements, judgments and arbitration awards in foreign legal systems;

•
fluctuations in exchange rates may affect product demand and may adversely affect our profitability in United States dollars to the extent the cost of raw materials and labor is denominated in a foreign currency;

•
impediments to the flow of foreign exchange capital payments and receipts due to exchange controls instituted by certain foreign governments and the fact that the local currencies of these countries are not freely convertible;

•	inability to obtain, maintain or enforce intellectual property rights;

•	changes in general economic and political conditions in foreign countries;

•
changes in foreign government regulations and technical standards, including additional regulation of rechargeable batteries, power technology, or the transport of lithium or phosphate, which may reduce or eliminate our ability to sell or license in certain markets;

•	requirements or preferences of foreign nations for domestic products, which could reduce demand for our products;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive; and

•	longer payment cycles typically associated with international sales and potential difficulties in collecting accounts receivable, which may reduce the future profitability of foreign sales.

Our business in foreign jurisdictions requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends on our ability to succeed in different legal, regulatory, economic, social and political situations and conditions. We may not be able to develop and implement effective policies and strategies in each foreign jurisdiction where we do business. Also, each of the foregoing risks will likely take on increased significance as we implement plans to expand foreign manufacturing operations.

The United States and global automobile industries have undergone a significant decline in worldwide sales, with many participants experiencing large losses and liquidity issues, all of which may affect our future sales and the development of the electric vehicle industry generally.

Our business depends on and is directly affected by the general condition of the United States and global automobile industries. The effect of the continued economic difficulties of the major auto manufacturers on our business is unclear. Several automotive companies were sold or closed in recent years, and two large United States automotive companies reorganized under the bankruptcy laws. Several large automotive companies have sold or discontinued brands of automobiles. It is possible that the ownership of our prospective customers could change and affect our supply agreements and development activities, as any new owners of these customers could choose a different battery supplier or have an existing relationship with another battery supplier. Volvo, an existing customer, has been acquired by Geely Automotive based in China. We do not have a contractual arrangement preventing Volvo from using a different battery supplier, and it is possible that Geely Automotive may choose to use an alternative battery supplier, such as one based in China, and decide not to purchase any batteries from us.  The impact of any restructuring of automotive companies on the automobile industry and its suppliers is also unclear and difficult to predict. Possible effects could include reduced spending on alternative energy systems for automobiles, a delay in the introduction of new HEVs and EVs and a delay in the conversion of automobile car battery technology from nickel metal hybride to lithium-ion chemistry, each of which would have a material adverse effect on our business.

We may be unable to manage rapid growth effectively.

We expect to expand our manufacturing capabilities, accelerate the commercialization of our products and enter a period of growth, all of which will place a significant strain on our senior management team and our financial and other resources. Our proposed expansion will expose us to increased competition, greater overhead, marketing and support costs and other risks associated with the commercialization of new products. Our ability to manage our growth effectively will require us to continue to improve our operations and our financial and management information systems and to train, motivate and manage our employees. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such a rapid expansion could harm our business, prospects, results of operations and financial condition.

Future acquisitions may disrupt our business, distract our management and reduce the percentage ownership of our shareholders.

As part of our business strategy, we may seek to acquire complementary technologies, products, expertise and/or other valuable assets. We may be unable, however, to identify suitable acquisition candidates or, if we do identify suitable candidates, we may not be able to complete acquisitions on commercially acceptable terms or at all. If we issue equity securities as part of an acquisition transaction, the percentage ownership of our then current shareholders may be reduced. By virtue of our ownership interest in Think Holdings, and the contractual relationship with certain shareholders of Think Holdings which allow them to exchange their shares of Think Holdings’ Series B Stock for our shares of common stock, we may obtain a majority interest in Think Holdings.  See Risk Factors, “The Consolidation of Think Holdings’ financial statements with our own could materially adversely affect our ability to raise capital,” for a discussion of the risks associated with the potential consolidation of Think Holdings’ operating results with our operating results.  Once we have acquired a business, such as Think Holdings, we may have to devote a significant amount of time, management and financial resources to successfully integrate the business into our existing operations in a timely and non-disruptive manner, and we may be unable to do so.

Moreover, we may have to consolidate the financials of an acquired business, and there is no assurance that the books and records of the acquired business can be relied upon.  An acquisition may not produce the desired revenues, earnings or business synergies that were anticipated prior to concluding the transaction, which in turn could cause our business and financial condition to be materially and adversely affected. As a result of an acquisition, we may incur nonrecurring charges and be required to amortize significant amounts of intangible assets, which in turn could adversely affect our results of operations and profitability.

We may not meet our development and commercialization milestones.

We have established product development and commercialization milestones that we use to assess our progress toward developing additional commercially viable products, such as those contained in the MGTES contract. These milestones relate to power, energy capacity, technology and product design as well as to dates for achieving development goals. To gauge our progress, we plan to operate, test and evaluate our products. If our systems or products exhibit performance or technical defects or are unable to meet cost or performance goals, including power output, useful life and reliability, our commercialization schedule could be delayed and potential purchasers of our commercial battery and energy products may decline to purchase them. We cannot assure you that we will successfully achieve our milestones in the future or that any failure to achieve these milestones will not result in potential competitors gaining advantages in our target market. Failure to meet our development and commercialization milestones might have a material adverse effect on our operations and our stock price.

Regulatory and other changes related to the energy industry or to the electric vehicle industry may adversely affect our ability to produce, and may reduce demand for, our planned products.

Federal, state, local and foreign government laws, regulations and policies concerning the energy, battery and/or the electric vehicle industry may heavily influence the market for our technologies and products. A change in the current regulatory environment, including amendments to or a rescission or delay in implementation of federal Corporate Average Fuel Economy standards mandate increases in fuel economy in the United States or reduction in tax incentives to purchase EVs, could make it more difficult or costly for us to develop, manufacture or market our products. Any such changes could also deter further investment in the research and development of alternative energy sources, which could significantly reduce demand for our technologies and products. We cannot predict how changes in regulation or other industry changes will affect the market for our products or impact our ability to distribute, install and service our products.

Business practices in Asia may entail greater risk and dependence upon the personal relationships of senior management than is common in North America, and therefore some of our agreements with other parties in China and South Korea could be difficult or impossible to enforce.

We are increasing our business activities in Asia.  The business culture in parts of Asia is, in some respects, different from the business cultures in Western countries. Personal relationships among business principals of companies and business entities in Asia are very significant in their business cultures. In some cases, because so much reliance is based upon personal relationships, written contracts among businesses in Asia may be less detailed and specific than is commonly accepted for similar written agreements in Western countries. In some cases, material terms of an understanding are not contained in the written agreement but exist only as oral agreements. In other cases, the terms of transactions which may involve material amounts of money are not documented at all. In addition, in contrast to the Western business environment where a written agreement specifically defines the terms, rights and obligations of the parties in a legally-binding and enforceable manner, the parties to a written agreement in Asia may view that agreement more as a starting point for an ongoing business relationship which will evolve and undergo ongoing modification over time. As a result, any contractual arrangements we enter into with a counterparty in Asia may be more difficult to review, understand and/or enforce.

Our joint venture investment with Wanxiang EV Co. Ltd. could be adversely affected by the laws and regulations of the Chinese government, our lack of decision-making authority and disputes between us and Wanxiang

On January 17, 2011, we entered into the JV Agreement with Wanxiang EV Co. Ltd., which operates the EV division of Wanxiang Group.  Under the JV Agreement, we agreed to form a joint venture company with Wanxiang to design, manufacture, sell and service lithium-ion battery cells and lithium-ion battery packs, primarily in China, Hong Kong, Taiwan and Macau (the Joint Venture).  Wanxiang will have a majority equity interest in the Joint Venture and, with certain material exceptions, be able to exercise majority control over the Joint Venture.

The Joint Venture will be based in Hangzhou, China.  The national, provincial and local governments in China are highly bureaucratized.  The effort to obtain the registrations, licenses and permits necessary to establish and carry out the business objectives of the Joint Venture can be difficult and time consuming.  Significant delays in obtaining requisite governmental approval for the Joint Venture’s business could have an adverse effect on the prospects and profitability of the Joint Venture.

We have granted an exclusive, royalty free license of our intellectual property to the Joint Venture.  Although Wanxiang is contractually restricted from using our intellectual property outside of the Joint Venture, there is always a general risk associated with sharing intellectual property with third parties and the possibility that such information may be used and shared without our consent.   Moreover, Chinese laws that protect intellectual property rights are not as developed and favorable to the owner of such rights as they are in the United States.  If any of our intellectual property rights are used or shared without our approval in China, we may have difficulty in prosecuting our claim in an expeditious and effective manner.  Delays in enforcing our intellectual property rights could have a material adverse effect on our business and prospects.

As a general matter, there are substantial uncertainties regarding the interpretation and application of Chinese laws and regulations, including, but not limited to, the laws and regulations governing the anticipated business of the Joint Venture and the protection of intellectual property rights.  These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty.  The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.  The unpredictability of the interpretation and application of existing and new Chinese laws and regulations will pose additional challenges for us as we seek to develop and grow the Joint Venture’s business in China.  Our failure to understand Chinese laws or an unforeseen change in a law or the application thereof could have an adverse effect on the Joint Venture.

Although the Chinese economy has grown significantly in recent years, there is no guarantee that such growth will continue.  If the growth of the Chinese economy slows, the market for the Joint Venture’s products may decline significantly and adversely affect the Joint Venture’s business prospects.

We agreed to invest up to $48 million in the Joint Venture over a two year period from the date on which the establishment of the Joint Venture is approved by the relevant Chinese authority.  If we are unable to timely and fully fund our investment requirement, our equity interests in the Joint Venture may be diluted.

Our investment in the Joint Venture may, under certain circumstances, involve risks not present when a third party is not involved, including the possibility that Wanxiang might become bankrupt or fail to fund its share of required capital contributions, which may leave us liable for its share of the Joint Venture’s liabilities. Wanxiang may have economic, tax or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives.  Our investment in the Joint Venture may also lead to impasses, for example, as to whether to acquire or dispose of a material asset or enter into a material agreement, because such actions may not be taken by Wanxiang without our consent. Disputes between us and Wanxiang may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our day to day business. Consequently, actions by or disputes with Wanxiang may subject assets owned by the Joint Venture to additional risk. In addition, we may, in certain circumstances, be liable for the actions of Wanxiang.

The Joint Venture is a new business in China.  As with any new business, there will be many challenges facing the Joint Venture, including developing a market for the Joint Venture’s products, obtaining requisite governmental approvals and permits, implementation of an untested business plan, and securing adequate funding for working capital and growth.  Failure to overcome any of these or any other challenges facing the Joint Venture could result in significant losses to our investment in the Joint Venture.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, similar worldwide anti-bribery laws and political instability.

We conduct important operations outside the United States, including in Russia and Korea and through our Wanxiang joint venture. The U.S. Foreign Corrupt Practices Act and similar anti-bribery laws of non-U.S. Countries generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Despite our training and compliance program, we cannot assure you that our internal control policies and procedures always will protect  us from reckless or negligent acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations. In addition, the parts of the world in which operate may experience social unrest, political and economic instability and resulting governmental corruption. It is difficult to predict whether these countries, and our operations there, will suffer from any such events, but, if they did, it could have a material negative impact on our business and results.

We could incur substantial costs, including environmental damages and sanctions, cleanup costs and capital expenditures, resulting from our research, development or manufacturing operations.

We are subject to numerous federal, state, local, foreign and international laws, regulations and other requirements relating to environmental protection and human health and safety, including those governing the management, manufacturing, transport, sale, importation and disposal of hazardous materials, the cleanup of contaminated sites and the discharge of pollutants to air and water. Our business involves the use of hazardous materials and exposes us to the risk that harmful substances may escape into the environment, resulting in personal injury or loss of life, damage to or destruction of property and natural resources, cleanup obligations or other liabilities or claims. Our insurance policies may not adequately reimburse us for costs incurred in defending, settling and paying environmental liabilities and claims, and in some instances, we may not be reimbursed at all. These laws and regulations have changed frequently in the past, and it is reasonable to expect there will be additional changes in the future. If our operations do not comply with current or future environmental laws and regulations, we may be required to make significant unanticipated capital and operating expenditures to bring our operations or products into compliance. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. Our facilities or operations also could be damaged or adversely affected as a result of natural disasters or unpredictable events.

Laws regulating the manufacture, use, transportation or exportation of batteries may be enacted which could result in a delay in the production of our batteries or the imposition of additional costs that could harm our ability to be profitable.

Laws and regulations exist today, and additional laws and regulations may be enacted in the future, which impose environmental, health and safety controls on the transportation, exportation, storage, use and disposal of certain chemicals and metals used in the manufacture of lithium-ion batteries. Complying with any laws or regulations could require significant time and resources from our technical staff and possible redesign of our products or otherwise result in substantial expenditures or delays in the production of one or more of our products, all of which could harm our business and reduce our future profitability. The transportation of lithium and lithium-ion batteries is regulated both domestically and internationally. Compliance with these regulations, when applicable, increases the cost of producing and delivering our products.

Our business depends on retaining and attracting highly capable management and operating personnel.

Our success depends in large part on our ability to retain and attract qualified management and operating personnel. We require a highly-skilled, specialized workforce, including scientists, engineers, researchers and manufacturing and marketing professionals, individuals who are in high demand and are often subject to competing offers. To retain and attract key personnel, we use various measures, including employment agreements, a stock incentive plan and incentive bonuses for key employees. These measures may not be enough to retain and attract the personnel we need or to offset the impact on our business of the loss of the services of key officers or employees. We could face difficulty hiring and retaining qualified management and operating personnel. Because of the highly technical nature of our batteries and battery systems, the loss of any significant number of our existing engineering and project management personnel could have a material adverse effect on our business and operating results.

Future issuances of our common stock may adversely affect our stock price.

The sale of a substantial number of shares of our common stock, the exercise of existing warrants or stock options, the exchange of shares of Think Holdings for shares of our common stock or the perception by the market that such sales, exercises or exchanges could occur may cause the market price of our common stock to decline or may make it more difficult for us to raise funds through the sale of equity or equity-linked securities in the future. Similarly, if we issue a large number of shares in connection with future acquisitions or financings, particularly if we issue shares at a discount to the then current market price, the price of our common stock could decline significantly.

We will need to raise additional capital in the future, and there is no assurance that we will be able to raise additional funds on terms favorable to us or at all. Our failure to obtain required financing would materially and adversely affect our financial condition and our prospects.

We have outstanding warrants exercisable for approximately 42,659,126 shares of our common stock as of December 31, 2010. The exercise price and expiration date for these warrants are summarized in the table below:

Number of Warrant Shares
Ener1 Group and Bzinfin	Other Holders	Exercise Price		Expiration Date

1,962,500	–	$8.25		Various 2011
4,969,893	–	$2.10		June 30, 2011
–	250,000	$4.90		October 20, 2011
–	750,000	$5.25		October 20, 2011
–	71,429	$2.10		January 5, 2012
250,000	–	$8.25		February 10, 2012
2,457,144	–	$2.10		February 13, 2012
–	1,046,511	$4.09	*	March 23, 2012
5,331,758	–	$2.10		Various 2012
2,274,569	3,061,919	$2.80		August 14, 2012
142,858	–	$5.95		March 26, 2013
–	170,551	$10.50		November 14, 2013
–	170,551	$14.00		November 14, 2013
–	2,285,717	$7.05	*	January 21, 2014
–	274,286	$17.57		December 9, 2014
863,806	–	$3.40		August 3, 2015
1,457,672	–	$4.25		August 3, 2015
–	2,882,775	$3.81		September 7, 2015
–	75,000	$3.82		September 7, 2015
3,000,000	–	$3.48		December 8, 2015
5,000,000	–	$4.40		December 8, 2015
–	1,019,353	$4.68	*	December 31, 2015
910,000	–	$3.53		March 21, 2016
1,516,670	–	$4.46		March 21, 2016
174,062	–	$3.79		April 1, 2016
290,102	–	$4.79		April 1, 2016
30,601,034	12,058,092

*	Exercise price subject to adjustment for issuance of common stock subsequent to December 31, 2010.

In connection with our investment in Think Holdings, we agreed that certain other investors that purchased Think Holdings Series B Stock could require us to issue shares of Ener1 common stock to these investors in exchange for their shares of Series B Stock along with one-half of their warrants to purchase shares of Series B Stock (the Ener1 Put Option).  In connection with the Ener1 Put Option, the agreed upon exchange price for one share of Series B Stock is $1.67, and the price at which our common stock is valued will be the then 15-day moving average of our common stock trading price, but in no event less than $4.00 per share. Investors have until May 2011 to exercise the Ener1 Put Option.  The total amount of Ener1 common stock issuable upon exercise of the Ener1 Put Option was originally capped at $27.5 million and at December 31, 2010, the remaining cap, after exchanges under the Ener1 Put Option have been made, is $15.1 million.  Since the per share price at which Think Holdings’ investors may exchange their shares of Series B Stock to us is fixed at $1.67, a decline in the value of Think Holdings in conjunction with the issuance of our common stock at fair value may have an adverse effect on our stock price.

In January 2011, we entered into an expanded put right agreement (the Expanded Put Right) with Investinor AS (Investinor), an existing shareholder of Think Holdings.  Pursuant to the Expanded Put Right, Investinor provided $2.5 million in bridge financing to Think Holdings.  In connection with the bridge financing by Investinor, we agreed that Investinor could require us to issue shares of Ener1 common in exchange for shares of Series B Stock into which such bridge financing would be converted.  In connection with the Expanded Put Right, the agreed upon exchange price for one share of Series B Stock is the United States dollar equivalent of 10 Norwegian Kroner per share, and the price at which our common stock is valued will be the then 15 day volume weighted average of our common stock trading price, but in no event less than $4.00 per share.  Investinor has until May 2011 to exercise the Expanded Put Right.  We also extended to Investinor, under the Expanded Put Right, the right to transfer to Ener1 an additional 3,007,400 shares of Series B Stock under the same terms and conditions of the Expanded Put Right. Under the Expanded Put Right, Investinor is limited in the amount of shares of Series B Stock that may be exchanged in any 30 day period to $3.0 million in aggregate value of Ener1 shares.  In January 2011, Investinor attempted to exercise its rights under the Expanded Put Right, but Ener1 is contesting the exercise at this time and has not issued any shares of Ener1 common stock to Investinor in exchange for Series B Stock.  See  Risk Factors  – “ The consolidation of Think Holdings’ financial statements with our own could materially adversely affect our ability to raise capital ,” for a discussion of the risks associated with consolidation of Think Holdings’ operating results with our operating results, which may occur if Ener1 acquired Think Holdings shares from Investinor under the Expanded Put Right.

Since the per share price at which Think Holdings investors may exchange their shares of Series B Stock to us is fixed at the United States dollar equivalent of 10 Norwegian Kroner, a decline in the value of Think Holdings in conjunction with the issuance of our common stock at fair value may have an adverse effect on our stock price.

Our equity financing obtained from Ener1 Group during 2010, specifically purchases of our equity securities under stock purchase agreements, was funded by Ener1 Group through a loan it obtained from JSC VTB Bank. In connection with such loan, Ener1 Group and its principals pledged more than a majority of their shares of our common stock to JSC VTB Bank as collateral. The pledged shares represent approximately 40% of our outstanding shares of common stock. As part of that loan, we granted JSC VTB Bank registration rights with respect to the pledged shares on a “commercially reasonable” basis. If JSC VTB Bank forecloses on the pledged shares and decides to sell such shares in large blocks, any such sales would likely have a material adverse affect on our stock price.

In addition to the foregoing, one of our unaffiliated shareholders owns a substantial block of our common stock, consisting of 12.0 million shares or 7.3% of the outstanding shares of common stock at December 31, 2010. These shares are unrestricted and subject to potential resale in the market.

Our stock price has been, and could remain, volatile.

The market price of our common stock has historically experienced, and may continue to experience, significant volatility. Our progress in developing and commercializing our products, our quarterly operating results, announcements of new products by us or our competitors, our perceived prospects, changes in securities analysts’ recommendations or earnings estimates, changes in general conditions in the economy or the financial markets, mergers or acquisitions, adverse events related to our strategic relationships and other developments affecting us or our competitors could cause the market price of our common stock to fluctuate substantially. In addition, in recent years, the stock market, and in particular the market for technology-related stocks, has experienced significant price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, we may be subject to class action securities litigation as a result of volatility in the price of our common stock, which could result in substantial costs and diversion of management’s attention and resources and could harm our stock price and the value of our other debt or equity securities, and our business, prospects, results of operations and financial condition.

Our articles of incorporation and Florida law could adversely affect our common stock price.

Provisions of our articles of incorporation and Florida law could discourage potential acquisition proposals and could delay or prevent a change in control of us. These provisions could diminish the opportunities for a shareholder to participate in tender offers, including tender offers at a price above the then current market value of our common stock. These provisions may also inhibit fluctuations in the market price of our common stock that could result from takeover attempts. In addition, our Board of Directors, without further shareholder approval, may issue additional series of preferred stock that could have the effect of delaying, deterring or preventing a change in control. The issuance of additional series of preferred stock could also adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock by the selling shareholders pursuant to this prospectus. The selling shareholders will pay any underwriting or broker discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of shares of common stock in secondary offerings. We will bear all other costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and accountants.

PRICE RANGE OF COMMON STOCK

Effective January 2, 2009, our common stock began trading on the NASDAQ Global Market under the symbol “HEV” and on January 3, 2011, we were included in the NASDAQ Global Select Market.  From May 8, 2008 through December 31, 2008, our common stock was traded on the American Stock Exchange under the symbol “HEV”.  Prior to May 8, 2008, our common stock was listed on the OTC Electronic Bulletin Board under the symbol “ENEI”. The OTC Electronic Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices and volume information in OTC equity securities.  The OTC Electronic Bulletin Board quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

The following table sets forth the high and low sales prices of the common stock for the periods indicated, as reported by the OTC Electronic Bulletin Board for the period from January 1, 2008 through May 7, 2008, the American Stock Exchange for the period from May 8, 2008 through December 31, 2008, the NASDAQ Global Market for the period from January 1, 2009 through December 31, 2010, and the NASDAQ Global Select Market for the period from January 1, 2010 to March 21, 2011.

2008	High	Low
First Quarter	$9.24	$4.06
Second Quarter	$9.05	$4.90
Third Quarter	$8.50	$5.17
Fourth Quarter	$9.49	$6.00

2009	High	Low
First Quarter	$7.90	$2.35
Second Quarter	$7.10	$4.94
Third Quarter	$7.90	$4.90
Fourth Quarter	$7.33	$4.68

2010	High	Low
First Quarter	$6.77	$3.71
Second Quarter	$4.85	$2.75
Third Quarter	$3.95	$2.82
Fourth Quarter	$4.70	$3.57

2011	High	Low
First Quarter (through March 21, 2011)	$5.90	$2.85

On March 21, 2011, the closing price of our common stock, as reported by the NASDAQ Global Select Market, was $2.96 per share and there were 165,312,596 shares of common stock issued and outstanding.  There were approximately 238 shareholders of record.  This number does not include persons whose shares are held of record by a bank, brokerage house or clearing agency but does include such banks, brokerage houses and clearing agencies.

The above numbers have been adjusted to reflect a 1:7 reverse stock split that occurred on April 24, 2008.

PRIVATE PLACEMENT OF NOTES

12,138,823 of the shares of common stock that are offered by the selling shareholders pursuant to this prospectus represent shares issuable under certain notes issued pursuant to a Securities Purchase Agreement dated as of December 31, 2010 between the Company and the purchasers named in that agreement.  See “Selling Shareholders” below.  Pursuant to the notes issued under the Securities Purchase Agreement, certain payments of principal and/or accrued but unpaid interest may be satisfied by the delivery of shares of common stock of the Company. Pursuant to a registration rights agreement dated as of December 31, 2010 between the parties to the Securities Purchase Agreement, we agreed to register for resale the maximum number of shares that may be issued under the notes, assuming a stock price of $2.29375.  For more information regarding this transaction, please see our Form 8-K filed with the SEC on January 3, 2011.

SELLING SHAREHOLDERS

The shares of common stock being offered by the selling shareholders from time to time pursuant to this prospectus are those issuable to the selling shareholders in satisfaction of principal and/or accrued but unpaid interest payments pursuant to the terms of the notes.  For additional information regarding the issuance of the notes, see “Private Placement of Notes” above.  Except for the transactions completed pursuant to the Securities Purchase Agreements dated as of September 2, 2010 and as of December 31, 2010, including, without limitation, the ownership of the notes issued pursuant to the Securities Purchase Agreements, the selling shareholders have not had any material relationship with us within the past three years.  The transactions under the Securities Purchase Agreements are described in our Forms 8-K filed with the SEC on September 3, 2010 and January 3, 2011, respectively.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling shareholders.  The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of the notes, as of February 1, 2011, without regard to any limitations on the number of shares of common stock issuable pursuant to the terms of the notes. The third column lists the shares of common stock being offered pursuant to this prospectus by the selling shareholders.

In accordance with the terms of a registration rights agreement with the selling shareholders, this prospectus generally covers the resale of at least the maximum number of shares of common stock issuable in satisfaction of principal and/or accrued but unpaid interest payments pursuant to the terms of the notes (assuming a Stock Payment Price (as defined in the notes) of $2.29375, such dollar amount being subject to adjustment for stock splits, stock dividends and similar events), as of the trading day immediately preceding the applicable date of determination.  The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the notes, a selling shareholder will not receive common stock in satisfaction of principal and/or accrued but unpaid interest payments pursuant to the terms of the notes if we make such payment in cash or to the extent such payment would cause such selling shareholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding shares of common stock following such payment, excluding for purposes of such determination shares of common stock issuable in satisfaction of principal and/or accrued but unpaid interest payments which have not been paid.  The number of shares in the second column does not reflect either such limitation of the shares offered hereby.  The selling shareholders may sell in this offering all, some or none of their shares they receive pursuant to the notes.  See “Plan of Distribution.”

Name	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering
	Number	Percentage		Number	Percentage

Liberty Harbor Special Investments, LLC (1) c/o Goldman Sachs Asset Management 200 West Street New York NY 10282	2,707,617	1.6%	7,732,430	2,707,617	1.6%
Goldman Sachs Palmetto State Credit Fund, L.P. (2) c/o Goldman Sachs Asset Management, L.P. 200 West Street New York NY 10282	2,707,617	1.6%	1,104,633	2,707,617	1.6%
Whitebox Multi Strategy Partners, L.P. (3) c/o Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 300 Minneapolis MN 55416	460,840	*	1,430,763	460,840	*
Whitebox Concentrated Convertible Arbitrage Partners, L.P. (3) c/o Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 300 Minneapolis MN 55416	212,695	*	660,352	212,695	*
Pandora Select Partners, L.P. (3) c/o Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 300 Minneapolis MN 55416	177,246	*	550,293	177,246	*
Whitebox Credit Arbitrage Partners, L.P (3) c/o Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 300 Minneapolis MN 55416	141,797	*	440,235	141,797	*
Whitebox Special Opportunities Fund LP, Series B (3) c/o Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 300 Minneapolis MN 55416	70,898	*	220,117	70,898	*

*  less than 1 percent

Notes on following page.

(1)
In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this table reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, “GSG”).  This table does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release.  The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by any client accounts or entities with respect to which the Goldman Sachs Reporting Units or their employees may have certain rights, to the extent persons other than the Goldman Sachs Reporting Units may have beneficial ownership of the securities held in such accounts or entities.  Goldman Sachs Asset Management, L.P. is the investment manager of Liberty Harbor Special Investments, LLC.  No individual within Goldman Sachs Asset Management, L.P. has sole voting and investment power with respect to the securities subject to this registration statement.

The shares beneficially owned by the selling shareholder pursuant to this prospectus are for shares that are issuable upon the exercise of warrants.

The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(2)
In accordance with the Release, this table reflects the securities beneficially owned by the Goldman Sachs Reporting Units of GSG.  This table does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release.  The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by any client accounts or entities with respect to which the Goldman Sachs Reporting Units or their employees may have certain rights, to the extent persons other than the Goldman Sachs Reporting Units may have beneficial ownership of the securities held in such accounts or entities.  Goldman Sachs Asset Management, L.P. is the investment manager of Goldman Sachs Palmetto State Credit Fund, L.P.  No individual within Goldman Sachs Asset Management, L.P. has sole voting and investment power with respect to the securities subject to this registration statement.

The shares beneficially owned by the selling shareholder and offered pursuant to this prospectus are for shares that are issuable upon the exercise of warrants.

The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(3)	The shares beneficially owned by the selling shareholder and offered pursuant to this prospectus are for shares that are issuable upon the exercise of warrants.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2010 on an actual basis;

You should read this table in conjunction with our financial statements incorporated herein by reference.

As of December 31, 2010 Actual
(in thousands)

Cash and cash equivalents	$60,310
Long-term debt	55,992
Derivative liabilities and Financial Instruments	15,453
Current portion of capital leases and other debt obligations	41,775
Stockholders’ equity:	-
Common stock	1,639
Paid in capital	607,745
Accumulated other comprehensive income	6,231
Accumulated deficit	(410,306)
Non-controlling interest	1,767
Total stockholders’ equity	207,076
Total capitalization	$396,544

PLAN OF DISTRIBUTION

The shares of common stock offered by selling shareholders from time to time pursuant to this prospectus are issuable in satisfaction of principal and/or accrued but unpaid interest payments pursuant to the terms of our senior notes.  We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock.  We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the shares of common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock.  All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $100,327.22 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any.  We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution.  We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution.

LEGAL MATTERS

Roetzel & Andress, LLP will deliver an opinion as to the validity of the shares of common stock offered by this prospectus.

EXPERTS

The financial statements as of December 31, 2010 and December 31, 2009 and for the years ended December 31, 2010 and December 31, 2009 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2010 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of December 31, 2008 and for the year ended December 31, 2008 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2008 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of MaloneBailey, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Enertech International, Inc. included in Exhibit 99.1 of Ener1, Inc.’s Current Report on Form 8-K/A dated December 31, 2008 have been so incorporated in reliance on the report of Samil PricewaterhouseCoopers, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting. Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

MATERIAL CHANGES

There have been no material changes in our affairs which have occurred since December 31, 2010 and which have not been described in a report on Form 10-Q or Form 8-K filed under the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement the Company filed with the SEC. You should rely only on the information contained in this prospectus or incorporated herein by reference. The Company has not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like us, who file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.

Our Internet web site is http://www.ener1.com. The reports we file with or furnish to the SEC, including our annual report and quarterly reports, are available free of charge on our web site.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important business, financial and other information to you in this prospectus by referring you to documents containing this information. The information incorporated by reference is deemed to be a part of this prospectus. We incorporate by reference into this prospectus the documents listed below and any documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus (which filed documents do not include any portion thereof not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section):

•	Annual Report on Form 10−K for the fiscal year ended December 31, 2010 filed with the SEC on March 10, 2011;

•	Current Report on Form 8−K filed with the SEC on January 3, 2011;

•	Current Report on Form 8−K filed with the SEC on January 10, 2011;

•	Current Report on Form 8−K filed with the SEC on January 21, 2011;

•	Current Report on Form 8−K filed with the SEC on March 4, 2011;

•	Current Report on Form 8−K filed with the SEC on March 10, 2011;

•	Current Report on Form 8−K filed with the SEC on March 25, 2011;

•	Current Report on Form 8−K filed with the SEC on April 13, 2011;

•
The description of our Common Stock contained in our Registration Statement on Form 8-A filed with the SEC on December 31, 2008 under Section 12(b) of the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purposes of updating such description; and

•
all other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, since the end of the fiscal year covered by the above referred to annual report (other than any portion of such filed documents deemed not to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section).

The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus at no cost to such person upon written or oral request to Ener1, Inc., 1540 Broadway, Suite 25C, New York, NY 10036, Attention: Chief Financial Officer, telephone: (212) 920-3500.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses payable by the Company in connection with the registration of the securities offered by this Registration Statement. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

SEC registration fee	$5,327.22
Legal fees and expenses	55,000	*
Accounting fees and expenses	20,000	*
Miscellaneous	20,000	*
Total	$100,327.22

*Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to Section 607.0850 of the Florida Statutes, the Company has the power to indemnify any person made a party to any lawsuit by reason of being a director or officer of the Company, or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

The Company’s Amended and Restated Articles of Incorporation and By-laws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Florida law.

On September 13, 2010, the Board of Directors adopted an Indemnification Policy in accordance with Section 607.0850 of the Florida Statutes.  The Indemnification Policy provides that the Company will indemnify its directors and officers in the event they are made, or threatened to be made, a party to any lawsuit or other similar proceeding, solely due to their corporate status with the Company, for all expenses and liabilities incurred in such lawsuit or proceeding if (i) such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in, or not opposed to, the best interests of the Company, and (ii) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe that such director or officer’s conduct was unlawful.

The Company has purchased insurance with respect to, among other things, the liabilities that may arise under the statutory provisions referred to above. The directors and officers of the Company also are insured against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they are not indemnified by the Company.

ITEM 16. EXHIBITS.

The Exhibit Index immediately preceding the exhibits is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(a)	1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

	i.	Include any prospectus required by section 10(a)(3) of the Securities Act;

ii.
Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.
Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing on an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
That, for purposes of determining any liability under the Securities Act, each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(d)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

	(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

	(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

	(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(e)
That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(f)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 2 to Form S-3 registration statement to be signed of its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 13, 2011.

ENER1, INC.

By:	/s/ Charles Gassenheimer
Charles Gassenheimer Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to Form S-3 registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Charles Gassenheimer	Chief Executive Officer, Chairman	April 13, 2011
Charles Gassenheimer	(Principal Executive Officer)

/s/ Jeffrey Seidel	Chief Financial Officer	April 13, 2011
Jeffrey Seidel	(Principal Financial Officer)

/s/ Robert Kamischke	Chief Accounting Officer	April 13, 2011
Robert Kamischke	(Principal Accounting Officer)

/s/ Nora Brownell	Director	April 13, 2011
Nora Brownell

/s/ Kenneth Baker	Director	April 13, 2011
Kenneth Baker

/s/ Boris Zingarevich	Director	April 13, 2011
Boris Zingarevich

/s/ William E. James	Director	April 13, 2011
William E. James

/s/ Elliot Fuhr	Director	April 13, 2011
Elliot Fuhr

/s/ Greg Kasagawa	Director	April 13, 2011
Greg Kasagawa

/s/ Stanislav Shekshnia	Director	April 13, 2011
Stanislav Shekshnia

/s/ Thomas Snyder	Director	April 13, 2011
Thomas Snyder

INDEX TO EXHIBITS

Exhibit Number	Description
4.1
Form of Warrant to Purchase Common Stock issued pursuant to Securities Purchase Agreement, dated January 16, 2004, incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K dated January 21, 2004, SEC File No. 000-21138.

4.2
Warrant issued to Cofis Compagnie Fiduciaire S.A. dated October 15, 2004 to purchase from Ener1, Inc., 4,166,666 shares of Common Stock of the Company at a price per share of $1.25, incorporated by reference to Exhibit 4.4 of the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2004, SEC File No. 000-21138.

4.3
Warrant issued to Cofis Compagnie Fiduciaire S.A. dated October 15, 2004 to purchase from Ener1, Inc., 4,166,666 shares of Common Stock of the Company at a price per share of $1.50, incorporated by reference to Exhibit 4.5 of the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2004, SEC File No. 000-21138.

4.4
Warrant to Purchase Common Stock issued October 20, 2004 to Delphi Automotive Systems, LLC, to purchase up to 7,000,000 shares of Common Stock, incorporated by reference to Exhibit 4.6 of the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2004, SEC File No. 000-21138.

4.5
Form of Warrant to Purchase Common Stock of Ener1, dated December 9, 2004 issued to Merriman Curhan Ford & Co., incorporated by reference to Exhibit 4.10 to the Registrant’s Registration Statement on Form SB-2 (Registration No. 333-124745), filed May 9, 2005.

4.6
Warrant issued to Ener1 Group, Inc. dated June 30, 2006 to purchase 9,000,000 shares of Common Stock of the Registrant incorporated by reference to Exhibit 4.17 of Registrant’s Quarterly Report on Form 10-QSB, filed August 21, 2006.

4.7
Warrant issued to Ener1 Group, Inc. dated June 30, 2006 to purchase 20,000,000 shares of Common Stock of the Registrant incorporated by reference to Exhibit 4.18 of Registrant’s Quarterly Report on Form 10-QSB, filed August 21, 2006.

4.8	Form of Warrant to Purchase Common Stock of Ener1, Inc. issued to Ener1 Group on August 29, 2006, incorporated by reference to Exhibit 4.17 of Registrant’s Form SB-2/A filed September 3, 2006.

4.9
Warrant issued to Ener1 Group, Inc. dated September 30, 2006 to purchase 9,000,000 shares of Common Stock of the Registrant, incorporated by reference to Exhibit 4.20 of Registrant’s Quarterly Report on Form 10-QSB for the period ending September 30, 2006.

4.10
Warrant issued to Ener1 Group, Inc. dated September 30, 2006 to purchase 9,000,000 shares of Common Stock of the Registrant, incorporated by reference to Exhibit 4.21 of Registrant’s Quarterly Report on Form 10-QSB for the period ending September 30, 2006.

4.11
Warrant issued to Credit Suisse Securities (USA), LLC, dated January 5, 2007, to purchase 5,000,000 shares of Common Stock of the Registrant at a price per share of $0.30, incorporated by reference to Exhibit 10.03 to the Registrant’s Current Report on Form 8-K dated January 8, 2007.

4.12
Form of Warrant to purchase 9,000,000 and 18,000,000 shares of Common Stock of the Registrant, issued to Ener1 Group, Inc. dated February 13, 2007, incorporated by reference to Exhibit 4.27 to the Registrant’s Registration Statement on Form SB-2 filed on February 13, 2007.

4.13
Warrant issued to Charles Gassenheimer dated January 5, 2007 to purchase 500,000 shares of common stock of the Registrant, incorporated by reference to Exhibit 4.28 to the Registrant’s Registration Statement on Form SB-2 filed on February 13, 2007.

4.14
Form of Warrant to purchase 57,600,000 shares of Common Stock of the Registrant, issued to certain investors named therein, dated November 19, 2007, incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K dated November 20, 2007.

4.15
Form of Warrant to Purchase Common Stock of the Registrant issued pursuant to Series B Stock Amendment Agreement between Ener1, Inc., Ener1 Group, Inc. and Cofis Compagnie Fiduciaire S.A., incorporated by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 10-KSB for the period ended December 31, 2007 filed on March 12, 2008.

4.16
Warrant issued to Alpha Class Investments, Ltd., dated October 24, 2008, to purchase 2,560,000 shares of Common Stock of the Registrant at a price per share of $7.50, incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated October 30, 2008.

4.17
Warrant to Purchase Common Stock of Ener1, Inc. under Line of Credit Agreement dated December 29, 2008, incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated December 30, 2008.

4.18
Warrant Agreement with Credit Suisse AG, Cayman Islands Branch, dated as of March 23, 2010, incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K dated March 23, 2010.

4.19
Warrant Agreement with Ener1 Group, Inc., dated as of June 8, 2010, to purchase 3,000,000 shares of Common Stock of the Registrant at a price per share of $3.48 (Class A Warrant), incorporated by reference to Exhibit 4.19 to the Registrant’s Quarterly Report on Form 10-Q dated August 5, 2010.

4.20
Warrant Agreement with Ener1 Group, Inc., dated as of June 8, 2010, to purchase 5,000,000 shares of Common Stock of the Registrant at a price per share of $4.40 (Class B Warrant), incorporated by reference to Exhibit 4.20 to the Registrant’s Quarterly Report on Form 10-Q dated August 5, 2010.

4.21
Warrant Agreement with Bzinfin, S.A., dated as of August 3, 2010, to purchase 863,806 shares of Common Stock of the Registrant at a price per share of $3.40 (Class A Warrant), incorporated by reference to Exhibit 4.21 to the Registrant’s Quarterly Report on Form 10-Q dated August 5, 2010.

4.22
Warrant Agreement with Bzinfin, S.A., dated as of August 3, 2010, to purchase 1,457,672 shares of Common Stock of the Registrant at a price per share of $4.25 (Class B Warrant), incorporated by reference to Exhibit 4.22 to the Registrant’s Quarterly Report on Form 10-Q dated August 5, 2010.

4.23
$4,000,0000 6% Senior Convertible Note, dated August 27, 2010, issued by Ener1 to Itochu Corporation, incorporated by reference to Exhibit 1.2 to the Registrant’s Current Report on Form 8-K dated September 2, 2010.

4.24	Form of Note issued pursuant to Securities Purchase Agreement, dated September 2, 2010, incorporated by reference to Exhibit 1.2 to the Registrant’s Current Report on Form 8-K dated September 3, 2010.

4.25
Form of Warrant to purchase 2,882,775 shares of Common Stock of the Registrant issued pursuant to Securities Purchase Agreement, dated September 2, 2010, incorporated by reference to Exhibit 1.3 to the Registrant’s Current Report on Form 8-K dated September 3, 2010.

4.26
Form of Warrant to purchase 910,000 shares of Common Stock of the Registrant issued pursuant to Securities Purchase Agreement, dated September 21, 2010, incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated September 23, 2010.

4.27
Form of Warrant to purchase 1,516,670 shares of Common Stock of the Registrant issued pursuant to Securities Purchase Agreement, dated September 21, 2010, incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K dated September 23, 2010.

4.28
Form of Warrant to purchase 174,062 shares of Common Stock of the Registrant issued pursuant to Securities Purchase Agreement, dated October 1, 2010, incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K dated October 7, 2010.

4.29
Form of Warrant to purchase 290,102 shares of Common Stock of the Registrant issued pursuant to Securities Purchase Agreement, dated October 1, 2010, incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K dated October 7, 2010.

4.30
Form of Warrant to purchase 75,000 shares of Common Stock of the Registrant issued pursuant to Securities Purchase Agreement, dated September 2, 2010, incorporated by reference to Exhibit 4.30 to the Registrant’s Registration Statement on Form S-3 filed November 8, 2010.

4.31	Form of Senior Indenture for Debt Securities of Ener1, Inc., incorporated by reference to Exhibit 4.31 to the Registrant’s Registration Statement on Form S-3/A filed December 21, 2010.

4.32	Form of Subordinated Indenture for Debt Securities of Ener1, Inc., incorporated by reference to Exhibit 4.32 to the Registrant’s Registration Statement on Form S-3/A filed December 21, 2010.

4.33	Form of Note issued pursuant to Securities Purchase Agreement, dated December 31, 2010, incorporated by reference to Exhibit 1.2 to the Registrant’s Current Report on Form 8-K dated January 3, 2011.

4.34
Form of Warrant to purchase 1,019,353 shares of Common Stock of the Registrant issued pursuant to Securities Purchase Agreement, dated December 31, 2010, incorporated by reference to Exhibit 1.3 to the Registrant’s Current Report on Form 8-K dated January 3, 2011.

4.35
Registration Rights Agreement, dated as of December 31, 2010, by and between Ener1, Inc. and the investors party thereto, incorporated by reference to Exhibit 1.4 to the Registrant’s Current Report on Form 8-K dated January 3, 2011.

5.1	Opinion on legality, incorporated by reference to Exhibit 5.1 to the Registrant’s Registration Statement on Form S-3 filed February 11, 2011.

23.1	Consent of MaloneBailey, LLP, incorporated by reference to Exhibit 23.1 to the Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 filed March 25, 2011.

23.2	Consent of PricewaterhouseCoopers, LLP, incorporated by reference to Exhibit 23.2 to the Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 filed March 25, 2011.

23.3	Consent of Samil PricewaterhouseCoopers, incorporated by reference to Exhibit 23.3 to the Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 filed March 25, 2011.

23.4	Consent of Roetzel & Andress, P.A. (included in Exhibit 5.1).